 LIST OF SUBSIDIARIES

The following table lists our subsidiaries and their jurisdiction of incorporation as of September 30, 2020:

			% of ownership interest held by the Group
Name of the entity	Country	Main activity	As of September 30, 2020
IRSA’s direct interest:
IRSA CP(1)	Argentina	Real estate	80.65%
E-Commerce Latina S.A.	Argentina	Investment	100.00%
Efanur S.A.	Uruguay	Investment	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%
Llao Llao Resorts S.A.(2)	Argentina	Hotel	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%
Ritelco S.A.	Uruguay	Investment	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%
U.T. IRSA y Galerías Pacifico(2)	Argentina	Investment	50.00%
IRSA CP’s direct interest:
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%
Emprendimiento Recoleta S.A.	Argentina	Real estate	53.68%
Fibesa S.A.(3)	Argentina	Real estate	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%
Torodur S.A.	Uruguay	Investment	100.00%
EHSA	Argentina	Investment	70.00%
Centro de Entretenimiento La Plata	Argentina	Real estate	100.00%
Pareto S.A.	Argentina	design and software development	69.69%
Tyrus S.A.’s direct interest:
DFL and DN BV	Bermuda’s / Netherlands	Investment	97.04%
I Madison LLC	USA	Investment	—
IRSA Development LP	USA	Investment	—
IRSA International LLC	USA	Investment	100.00%
Jiwin S.A.	Uruguay	Investment	100.00%
Liveck S.A.	Uruguay	Investment	100.00%
Real Estate Investment Group V LP (REIG V)	Bermuda’s	Investment	—
Real Estate Strategies LLC	USA	Investment	100.00%
Efanur S.A.’s direct interest:
Real Estate Investment Group VII LP (REIG VII)	Bermuda’s	Investment	100.00%

(1)
Includes interest held through E-Commerce Latina S.A. and Tyrus S.A..
(2)
The Company has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholder agreement that confers it majority of votes in the decision making process.
(3)
Includes interest held through Ritelco S.A. and Torodur S.A.